

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2012

Via E-Mail
John Wallin
Chairman and Chief Executive Officer
Accelera Innovations, Inc.
20511 Abbey Drive
Frankfort, Illinois 60423

> **Re: Accelera Innovations, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 9, 2012**
> **File No. 333-181591**

Dear Mr. Wallin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update the share information that currently is as of May 2012 on pages 17, 60, and 80 to the most recent practicable date.

Prospectus Cover Page, page 2

2.   Please update the subject to completion date.

Director Compensation, page 78

3.   We note that your director compensation table sets forth the director compensation as of May 21, 2012. Please revise this table to include the disclosure requested by Item 402(r), specifically, compensation of the directors for your last completed fiscal year.

Security Ownership of Certain Beneficial Owners and Management, page 79

4.   We note your response to comment 3 in our letter dated September 21, 2012. However, we note that, as indicated in the first paragraph on page 79, the security ownership table still lists the number of shares of common stock beneficially owned as of May 22, 2012. Please update this date and the table to the most recent practicable date. Please see Item 403(a) and (b) of Regulation S-K.

Condensed Statements of Cash Flows, page F-14

5.   We note your response to comment 5 in our letter dated September 21, 2012 however we do not see where you have fully reconciled the common stock issued in the amount of $87,350 for the six month period ended June 30, 2012 reflected on your Condensed Statements of Cash Flows with the issuances reflected on your Statement of Stockholders' Equity. In this regard, stock issued for cash on March 13, 2012 shows an increase to Additional Paid in Capital of $12,000 and only an increase to Total Stockholders' Equity of $1,200.

Exhibit 23.2

6.   Please provide an updated consent of your Independent Registered Public Accounting Firm.

        You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Lilyanna L. Peyser for

                                        Mara L. Ransom
                                        Assistant Director

cc: Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC